                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                              (Amendment No. 4)(1)

                            U.S.B. Holding Co., Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902910108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

             [X] Rule 13d-1 (b)
             [ ] Rule 13d-1 (c)
             [ ] Rule 13d-1 (d)


--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 Pages

--------------------------                              ------------------------
   CUSIP No. 902910108                 13G                 Page 2 of 16 Pages
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
1
           U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with
           401(k) provisions) (EIN No. 36-3197969)
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
4          Organized under the laws of New York

--------------------------------------------------------------------------------
                      SOLE VOTING POWER
                  5   None (see Item 4)
   NUMBER OF      --------------------------------------------------------------
     SHARES           SHARED VOTING POWER
  BENEFICIALLY    6   74,636 shares (see Item 4)
    OWNED BY      --------------------------------------------------------------
      EACH            SOLE DISPOSITIVE POWER
   REPORTING      7   633,580 shares (see Item 4)
  PERSON WITH     --------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                  8   771,874 shares (see Item 4)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9          1,405,454 shares (see Item 4)

--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11         8.8% (see Item 4)

--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

12         EP

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 16 Pages

--------------------------                              ------------------------
   CUSIP No. 902910108                 13G                 Page 3 of 16 Pages
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
1
           Steven T. Sabatini
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
4          United States

--------------------------------------------------------------------------------
                      SOLE VOTING POWER
                  5   227,676 shares (inclusive of 199,650 shares issuable upon
                      exercise of vested stock options; see Item 4)
   NUMBER OF      --------------------------------------------------------------
     SHARES           SHARED VOTING POWER
  BENEFICIALLY    6   74,636 shares (see Item 4)
    OWNED BY      --------------------------------------------------------------
      EACH            SOLE DISPOSITIVE POWER
   REPORTING      7   206,492 shares (inclusive of 199,650 shares issuable upon
  PERSON WITH         exercise of vested stock options; see Item 4)
                  --------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                  8   1,409,320 shares (see Item 4)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9          1,615,812 shares (see Item 4)

--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11         10.0% (see Item 4)

--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

12         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 16 Pages

--------------------------                              ------------------------
   CUSIP No. 902910108                 13G                 Page 4 of 16 Pages
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
1
           Herbert Peckman
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
4          United States

--------------------------------------------------------------------------------
                      SOLE VOTING POWER
                  5   304,546 shares (inclusive of 74,536 shares issuable upon
                      exercise of vested stock options; see Item 4)
   NUMBER OF      --------------------------------------------------------------
     SHARES           SHARED VOTING POWER
  BENEFICIALLY    6   74,636 shares (see Item 4)
    OWNED BY      --------------------------------------------------------------
      EACH            SOLE DISPOSITIVE POWER
   REPORTING      7   304,546 shares (inclusive of 74,536 shares issuable upon
  PERSON WITH         exercise of vested stock options; see Item 4)
                  --------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                  8   1,405,454 shares (see Item 4)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9          1,710,000 shares (see Item 4)

--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11         10.7% (see Item 4)

--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

12         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 16 Pages

--------------------------                              ------------------------
   CUSIP No. 902910108                 13G                 Page 5 of 16 Pages
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
1
           Kevin Plunkett
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
4          United States

--------------------------------------------------------------------------------
                      SOLE VOTING POWER
                  5   21,483 shares (inclusive of 9,979 shares issuable upon
                      exercise of vested stock options; see Item 4)
   NUMBER OF      --------------------------------------------------------------
     SHARES           SHARED VOTING POWER
  BENEFICIALLY    6   74,636 shares (see Item 4)
    OWNED BY      --------------------------------------------------------------
      EACH            SOLE DISPOSITIVE POWER
   REPORTING      7   21,483 shares (inclusive of 9,979 shares issuable upon
  PERSON WITH         exercise of vested stock options; see Item 4)
                  --------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                  8   1,405,454 shares (see Item 4)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9          1,426,937 shares (see Item 4)

--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11         9.0% (see Item 4)

--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

12         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 16 Pages

--------------------------                              ------------------------
   CUSIP No. 902910108                 13G                 Page 6 of 16 Pages
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
1
           Catherine Martini
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
4          United States

--------------------------------------------------------------------------------
                      SOLE VOTING POWER
                  5   7,415 shares (inclusive of 2,100 shares issuable upon
                      exercise of vested stock options; see Item 4)
   NUMBER OF      --------------------------------------------------------------
     SHARES           SHARED VOTING POWER
  BENEFICIALLY    6   74,636 shares (see Item 4)
    OWNED BY      --------------------------------------------------------------
      EACH            SOLE DISPOSITIVE POWER
   REPORTING      7   2,100 shares (upon exercise of vested stock options;
  PERSON WITH         see Item 4)
                  --------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                  8   1,405,454 shares (see Item 4)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9          1,407,554 shares (see Item 4)

--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10         CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11         8.9% (see Item 4)

--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

12         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 16 Pages

--------------------------                              ------------------------
   CUSIP No. 902910108                 13G                 Page 7 of 16 Pages
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
1
           Suzanne Asaro
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
           SEC USE ONLY
3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
4          United States

--------------------------------------------------------------------------------
                      SOLE VOTING POWER
                  5   16,351 shares (inclusive of 1,000 shares issuable upon
                      exercise of vested stock options; see Item 4)
   NUMBER OF      --------------------------------------------------------------
     SHARES           SHARED VOTING POWER
  BENEFICIALLY    6   74,636 shares (see Item 4)
    OWNED BY      --------------------------------------------------------------
      EACH            SOLE DISPOSITIVE POWER
   REPORTING      7   1,000 shares (upon exercise of vested stock options;
  PERSON WITH         see Item 4)
                  --------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                  8   1,405,454 shares (see Item 4)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9          1,406,454 shares (see Item 4)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10         CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11         8.9% (see Item 4)
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*

12         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 16 Pages

INTRODUCTION

            The Plan named in Item 2 below is hereby filing this Schedule 13G as a qualified employee benefit plan under Rule 13d-1(b)(1). According to Rule 13d-1(f), where two or more persons are required to file a statement with information concerning the same securities they may file jointly as long as all persons in the group are eligible to file the form separately. However, in order to avoid needless repetition in filing and to promote administrative efficiency, the Commission staff has taken the position that individuals who are the beneficial owners of more than 5% of a class of securities may file jointly with an eligible entity within their control where each individual owns, directly or through an ineligible entity, less than 5% of the class and has no intention of influencing or changing the control of the issuing company. See Fayez Sarofim, 1979-1980 Fed. Sec. L. Rep. [p]82,312 (1979); Gabelli Group, Inc., Release No. 34-26005 (August 17, 1988); Warren E. Buffet and Berkshire Hathaway, Inc. (December 5, 1986). In reliance upon this position, the Trustees named in Item 2 below hereby join with the Plan in the filing of this Schedule 13G.

ITEM 1 (a). NAME OF ISSUER:

            This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company").

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.


                               Page 8 of 16 Pages

ITEM 2 (a). NAME OF PERSON FILING:

            This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "Plan") and Steven
T. Sabatini, Herbert Peckman, Kevin Plunkett, Catherine Martini and Suzanne Asaro, who are the trustees of the Plan (collectively referred to as the "Trustees"). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business address of each of the Plan and the Trustees (Messrs. Sabatini, Peckman and Plunkett, Ms. Martini and Ms. Asaro) is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

ITEM 2 (c). CITIZENSHIP:

            The Plan is organized under the laws of New York State. Messrs. Sabatini, Peckman and Plunkett, Ms. Martini and Ms. Asaro are all citizens of the United States.

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

            The title of the class of securities to which this report relates is Common Stock.

ITEM 2 (e). CUSIP NUMBER:

            The CUSIP number of the Common Stock is 902910108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;


                               Page 9 of 16 Pages

     (e) [ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [  ]


ITEM 4. OWNERSHIP

     (a)-(b) Amount beneficially owned/Percent of class:

            The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees as of December 31, 1999 were as follows:

          Reporting      Number of Shares    Percentage of
          Person         Beneficially Owned  Outstanding Shares(1)
          ---------      ------------------  ----------------------
          Plan             1,405,454           8.8%
          Mr. Sabatini     1,615,812 (2)      10.0%
          Mr. Peckman      1,710,000 (3)      10.7%
          Mr. Plunkett     1,426,937 (4)       9.0%
          Ms. Martini      1,407,554 (5)       8.9%
          Ms. Asaro        1,406,454 (6)       8.9%


          (1) Based upon 15,884,273 shares of Common Stock issued and outstanding as of December 31, 1999, plus the aggregate number of shares, if any, which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of options, warrants or other convertible securities held by such Reporting Person.

          (2) This amount includes: (i) 1,405,454 shares of Common Stock held by the Plan; (ii) 3,866 shares of Common Stock held by the Company's Key Employees'


                               Page 10 of 16 Pages

               Supplemental Investment Plan (the "KESIP") and allocated to Mr. Sabatini; (iii) 6,842 shares of Common Stock owned directly by Mr. Sabatini; and (iv) vested employee stock options to purchase 199,650 shares of Common Stock held by Mr. Sabatini. The 227,676 shares of Common Stock beneficially owned by Mr. Sabatini other than through the Plan as a Trustee (but inclusive of the 17,318 KSOP shares allocated to Mr. Sabatini under the Plan) represent approximately 1.4% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Sabatini).

          (3) This amount includes: (i) 1,405,454 shares of Common Stock held by the Plan; (ii) 230,010 shares of Common Stock owned directly by Mr. Peckman; and (iii) vested director stock options to purchase 74,536 shares of Common Stock held by Mr. Peckman. The 304,546 shares of Common Stock beneficially owned by Mr. Peckman other than through the Plan as a Trustee represent approximately 1.9% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Peckman).

          (4) This amount includes: (i) 1,405,454 shares of Common Stock held by the Plan; (ii) 11,504 shares of Common Stock owned directly by Mr. Plunkett; and (iii) vested director stock options to purchase 9,979 shares of Common Stock held by Mr. Plunkett. The 21,483 shares of Common Stock beneficially owned by Mr. Plunkett other than through the Plan as a Trustee represent approximately 0.14% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Plunkett).

          (5) This amount includes: (i) 1,405,454 shares of Common Stock held by the Plan; and (iii) vested employee stock options to purchase 2,100 shares of Common Stock held by Ms. Martini. The 7,415 shares of Common Stock beneficially owned by Ms. Martini other than through the Plan as a Trustee (but inclusive of the 5,315 KSOP shares allocated to Ms. Martini under the Plan) represent approximately 0.05% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Ms. Martini).

          (6) This amount includes: (i) 1,405,454 shares of Common Stock held by the Plan; and (iii) vested employee stock options to purchase 1,000 shares of Common Stock held by Ms. Asaro. The 16,351 shares of Common Stock beneficially owned by Ms. Asaro other than through the Plan as a Trustee (but inclusive of the 15,351 KSOP shares allocated to Ms. Asaro under the Plan) represent approximately 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Ms. Asaro).


                               Page 11 of 16 Pages

          (c) Number of shares as to which such person has: (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition of, and (iv) shared power to dispose or direct the disposition of:

            Under the trust agreement pursuant to which the Plan has been constituted (the "Trust Agreement"), the Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants' accounts, or with respect to shares of Common Stock attributable to employee contributions. Under the Trust Agreement, the Trustees must vote such shares in accordance with the participants' directions. As of December 31, 1999, 1,330,818 shares of Common Stock owned by the Plan (collectively, the "KSOP Allocated Shares") were in this category.
The Trust Agreement further provides that the Trustees shall vote any and all shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants' accounts (collectively, the "ESOP Unallocated Shares") in the same proportion or percentage as the Trustees are directed by the participants to vote the shares attributable to employer contributions that have been allocated to individual participants' accounts. As of December 31, 1999, 74,636 of the shares of Common Stock owned by the Plan were ESOP Unallocated Shares.

            Under the Trust Agreement, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions. The Trust Agreement requires such contributions to be invested "primarily" in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 1999, approximately 558,944 shares of Common Stock owned by the Plan (collectively, the "ESOP Allocated Shares") were attributable to non-matching employer contributions and the Trustees had sole power to dispose of the ESOP Allocated Shares. Under the terms of the Trust Agreement, the Trustees also have the sole power to dispose of the ESOP Unallocated Shares.

            Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each


                              Page 12 of 16 Pages
participant directs, subject to the consent of the Trustees. As of December 31, 1999, approximately 771,874 shares of Common Stock owned by the Plan (collectively, the "401(k) Shares") were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares.

            Mr. Sabatini: (i) has the sole power to vote or direct the vote of an aggregate of 227,676 shares of Common Stock (inclusive of the 6,842 shares of Common Stock directly owned by him, the 199,650 shares of Common Stock issuable upon the exercise of vested employee stock options held by him, 3,866 shares held by the KESIP and allocated to his account, and 17,318 of the KSOP Shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 74,636 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 206,492 shares of Common Stock (inclusive of the 6,842 shares of Common Stock directly owned by him and the 199,650 shares of Common Stock issuable upon the exercise of vested employee stock options held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,330,818 KSOP Allocated Shares, the 74,636 ESOP Unallocated Shares and the 3,866 shares held by the KESIP and allocated to his account.

            Mr. Peckman: (i) has the sole power to vote or direct the vote of an aggregate of 304,546 shares of Common Stock (inclusive of the 230,010 shares of Common Stock directly owned by him and the 74,536 shares of Common Stock issuable upon the exercise of vested director stock options held by him);
(ii) may be deemed to have shared power to vote or direct the vote of the 74,636 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 304,546 shares of Common Stock (inclusive of the 230,010 shares of Common Stock directly owned by him and the 74,536 shares of Common Stock issuable upon the exercise of vested director stock options held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,330,818 KSOP Allocated Shares and the 74,636 ESOP Unallocated Shares.

            Mr. Plunkett: (i) has the sole power to vote or direct the vote of an aggregate of 21,483 shares of Common Stock (inclusive of the 11,504 shares of Common Stock directly owned by him and


                              Page 13 of 16 Pages
the 9,979 shares of Common Stock issuable upon the exercise of vested director stock options held by him); (ii) may be deemed to have shared power to vote or direct the vote of the 74,636 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 21,483 shares of Common Stock (inclusive of the 11,504 shares of Common Stock directly owned by him and the 9,979 shares of Common Stock issuable upon the exercise of vested director stock options held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,330,818 KSOP Allocated Shares and the 74,636 ESOP Unallocated Shares.

            Ms. Martini: (i) has the sole power to vote or direct the vote of an aggregate of 7,415 shares of Common Stock (inclusive of the 2,100 shares of Common Stock issuable upon the exercise of vested employee stock options held by her and 5,315 of the KSOP Shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 74,636
ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of the 2,100 shares of Common Stock issuable upon the exercise of vested employee stock options held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,330,818 KSOP Allocated Shares and the 74,636 ESOP Unallocated Shares.

            Ms. Asaro: (i) has the sole power to vote or direct the vote of an aggregate of 16,351 shares of Common Stock (inclusive of the 1,000 shares of Common Stock issuable upon the exercise of vested employee stock options held by her and 15,351 of the KSOP Shares that are allocated to her account);
(ii) may be deemed to have shared power to vote or direct the vote of the 74,636 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of the 1,000 shares of Common Stock issuable upon the exercise of vested employee stock options held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,330,818 KSOP Allocated Shares and the 74,636 ESOP Unallocated Shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


                              Page 14 of 16 Pages

            The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends paid on shares of Common Stock which are held in participants' accounts are credited to their accounts. The proceeds from the sale of shares of Common Stock which are held in participants' accounts are likewise credited to their accounts. When a participant withdraws from the Plan, the vested portion of the participant's account is distributed to the participant.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 15 of 16 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: February 14, 2000            U.S.B. Holding Co., Inc. Employee Stock
                                      Ownership Plan (with 401(k) provisions)

                                      By:/s/ STEVEN T. SABATINI
                                         -----------------------------
                                         Steven T. Sabatini,
                                         Trustee

                                      By:/s/ HERBERT PECKMAN
                                         -----------------------------
                                         Herbert Peckman,
                                         Trustee

                                      By:/s/ KEVIN PLUNKETT
                                         -----------------------------
                                         Kevin Plunkett,
                                         Trustee

                                      By:/s/ CATHERINE MARTINI
                                         -----------------------------
                                         Catherine Martini,
                                         Trustee

                                      By:/s/ SUZANNE ASARO
                                         -----------------------------
                                         Suzanne Asaro,
                                         Trustee

                                      /s/ STEVEN T. SABATINI
                                      --------------------------------
                                      Steven T. Sabatini, Individually

                                      /s/ HERBERT PECKMAN
                                      --------------------------------
                                      Herbert Peckman, Individually

                                      /s/ KEVIN PLUNKETT
                                      --------------------------------
                                      Kevin Plunkett, Individually

                                      /s/ CATHERINE MARTINI
                                      --------------------------------
                                      Catherine Martini, Individually

                                      /s/ SUZANNE ASARO
                                      --------------------------------
                                      Suzanne Asaro, Individually



                              Page 16 of 16 Pages


                            STATEMENT OF DIFFERENCES


The paragraph symbol shall be expressed as ................................. [p]